BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 16, 2021

1.           Date, Time and Place: Meeting held on December 16, 2021, at 09:00 a.m., by videoconference.

2.           Call and Attendance: The call notice was duly carried out, pursuant to article 21 of the Bylaws of BRF S.A. (“Company”), with the presence of all members of the Board of Directors, which are: Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Mrs. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci.

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Approval of the new wording of the Related Parties Transaction Policy; (ii) Renewal of the partnership agreement with União Avícola Agroindustrial; (iii) Renewal of the partnership agreement with Minuano Alimentos; (iv) Sale of real estate assets located in the city of Várzea Grande; (v) Approval of the new wording of the Financial Risk Management Policy; and (vi) Approval of the hiring of a new financing with Banco do Brasil.

5.           Resolutions: Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Approval of the new wording of the Related Parties Transaction Policy: The members of the Board of Directors, pursuant to Article 23, item (xxxvii) of the Company's Bylaws, approved by unanimous vote and without reservations or restrictions, considering the favorable recommendation of the Audit and Integrity Committee and the Finance and Risk Management Committee, the new wording of the Related Parties Transaction Policy.

5.2.      Renewal of the partnership agreement with União Avícola Agroindustrial: The members of Board of Directors, pursuant to Article 23, item (xxxvi) of the Company's Bylaws, approved by unanimous vote and without reservations or restrictions, considering the favorable recommendation of the Finance and Risk Management Committee, the renewal of the partnership agreement entered with União Avícola Agroindustrial Ltda.

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Minutes of the Ordinary Meeting of the Board of Directors held on December 16, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2021

5.3.      Renewal of the partnership agreement with Minuano Alimentos: The members of Board of Directors, pursuant to Article 23, item (xxxvi) of the Company's Bylaws, approved by unanimous vote and without reservations or restrictions, considering the favorable recommendation of the Finance and Risk Management Committee, the renewal of the partnership agreement entered with Companhia Minuano de Alimentos.

5.4.      Sale of real estate assets located in the city of Várzea Grande: The members of the Board of Directors, pursuant to Article 23, item (iv) of the Company's Bylaws, approved, by unanimous vote and without reservations or restrictions, considering the favorable recommendation of the Audit and Integrity Committee, the terms contained in Technical Note No. 155/2021, providing for the sale of certain real estate assets located in the city of Várzea Grande, state of Mato Grosso.

5.5.      Approval of the new wording of the Financial Risk Management Policy: The members of the Board of Directors, pursuant to Article 23, item (xxxvii) of the Company's Bylaws, approved by unanimous vote and without reservations or restrictions, considering the favorable recommendation of the Finance and Risk Management Committee, the new wording of the Financial Risk Management Policy.

5.6.      Approval of the hiring of a new financing with Banco do Brasil: The members of the Board of Directors, pursuant to Article 23, item (xxxiii) of the Company's Bylaws, approved by unanimous vote and without reservations or restrictions, considering the favorable recommendation of the Finance and Risk Management Committee: (a) the hiring, by the Company, of a new financing with Banco do Brasil, with a term of 6 years (average period of 5 years); and (b) the adoption of the necessary measures by the Company's management in connection with the execution of the respective financing agreement and other related documents, including the respective signatures by the legal representatives of the Company.

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Minutes of the Ordinary Meeting of the Board of Directors held on December 16, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 16, 2021

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolution taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is an extract of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, December 16, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on December 16, 2021.